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                                                                  EXHIBIT(a)(1)


To:  PFSweb employees who are eligible option holders
From : Mark C. Layton / Chairman, CEO and Sr. Partner of PFSweb, Inc. Date : April 30, 2001

Dear Team;

         I write to you today with exciting news. Please take a moment to carefully read this letter and the attached documents pertaining to your stock options to purchase PFSweb, Inc. shares.

         It would be quite an understatement to say that the last 18 months has been a wild ride at PFSweb, Inc. Between the huge downturn in the NASDAQ market and the change in focus at PFSweb resulting from the dot.com meltdown, our share price has taken quite a beating. As I have said many times, there is no one less happy than I about the way the events of this past 18 months have affected shareholder value. But I remain bullish about the future for PFSweb, and I believe that shareholders with a longer-term vision, who have capitalized on the price of PFSweb shares today, will be rewarded.

         This letter is to inform you that the PFSweb, Inc. board of directors has elected to take action to make adjustments in certain outstanding PFSweb options. The attached document explains the adjustment(s) that will affect you in full detail and I encourage you to read it thoroughly. In short, as a current U.S. PFSweb employee who holds PFSweb options, you are being offered the opportunity to exchange all of your current options that have a strike price above $4 per share for the same number of new options that we expect to grant to you on or about December 3, 2001 with a strike price determined by the market price at that time.

         This exchange methodology has certain inherent risks that you should make yourself familiar with. However, considering that most PFSweb options are well "out of the money," the downside risks of this exchange are generally mitigated. In any case, please read the attached materials and see your area Partner or Harvey Achatz if you have any questions at all. The exchange methodology is somewhat complex, but highly beneficial for the company and the option holder. This exchange method avoids the potential of having the company record significant compensation charges that are normally incurred when an option strike price is lowered for an existing employee.

         Note: In order to receive the new options, you must continue your employment at PFSweb through the new grant date in December. You will not receive any new options if your employment terminates before that date, for any or no reason. Further, your participation in this action is voluntary and by no means are you required to accept this offer to exchange.

         We believe that taking this action will help insure that we retain the experienced professionals that are an essential part of developing world class outsourcing solutions at PFSweb today. The board is taking this action so that our team of professionals have appropriate incentives to remain with PFSweb and to continue to drive the future of this company and to be appropriately rewarded for their efforts. Further, shareholders of PFSweb stock today want to


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feel confident about the stability and capabilities of the PFSweb team. The team leading PFSweb has a great history of success together. The board felt strongly that a better chance of long-term shareholder value would be obtained from a proven, knowledgeable and stable team.

         I remain committed and excited about the future for PFSweb. We possess the critical elements necessary to create a successful and meaningful public company, those being: cash, people, a superior product, and world-class blue chip customers. We are driving our business model to increase revenues, eliminate excess capacity and to reach sustainable profitability. We currently hope to reach this milestone by the middle of 2002 with ample cash to support our operations until we reach profitability. I personally thank each of you for your part in working towards achieving our future business plans and I know that together we can be wildly successful.

THIS OFFER WILL BE MADE UNDER THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER TO EXCHANGE AND RELATED DOCUMENTS. WE WILL DISTRIBUTE THE OFFER TO EXCHANGE AND RELATED DOCUMENTS TO ALL EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE OFFER. BEFORE YOU DECIDE WHETHER TO TENDER ANY OF YOUR OPTIONS, YOU SHOULD CAREFULLY READ THE ENTIRE OFFER TO EXCHANGE AND RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. WE WILL FILE THESE MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. YOU WILL BE ABLE TO OBTAIN THESE MATERIALS AND OTHER DOCUMENTS FILED BY US WITH THE SEC WITHOUT CHARGE ON THE SEC'S WEBSITE AT http://www.sec.gov. IN ADDITION, YOU MAY OBTAIN A COPY OF THE DOCUMENTS REFERRED TO IN THE OFFER TO EXCHANGE, OTHER THAN EXHIBITS TO SUCH DOCUMENT (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENT) AT NO COST BY CONTACTING HARVEY ACHATZ AT PFSWEB, INC. 500 NORTH CENTRAL EXPRESSWAY, PLANO, TX 75074 (972-881-2900 x 2130).